UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED THIRD QUARTER 2013 RESULTS 1; 2; 3

Santiago, Chile, November 5, 2013 – CCU announced today its consolidated financial results for the third quarter ended September 30, 2013:

•       Consolidated volumes increased 13.2% (6.6% organic). The Chile business segment contributed with an increase of 15.0% (9.9% organic). The Rio de la Plata business segment showed 11.5% increase (-2.2% organic) and the Wine business segment increased 2.4% this quarter (same figures for organic growth).

•       Total Net sales increased 13.4%. Organically it grew 11.7% as a consequence of 6.6% higher consolidated volumes coupled with 4.8% higher average prices.

•       Gross profit increased 14.7%. Organically it grew 13.3% as a combination of higher Net sales and a decrease in Cost of sales of 57 bps as a percentage of Net sales.

•       EBITDA  increased 6.2%. On organic basis, EBITDA grew 6.0%, driven by Chile and Wine business segments.

•       Earnings per Share 4 increased 19.1% this quarter, mainly due to lower Income taxes, partially compensated by higher Non-operating losses. On organic basis, Earnings per share increased 20.9%.

Key figures (In ThHL or CLP million unless stated otherwise)	Q3'13	Q3'12	Total change %	Organic change %
Volumes	4,874	4,307	13.2%	6.6%
Net sales	276,715	243,976	13.4%	11.7%
Gross Profit	147,203	128,316	14.7%	13.3%
EBIT	34,673	34,063	1.8%	2.7%
EBITDA	50,807	47,862	6.2%	6.0%
Net income	20,999	17,388	20.8%	22.6%
Earnings Per Share	65.0	54.6	19.1%	20.9%

Key figures (In ThHL or CLP million unless stated otherwise)	YTD '13	YTD '12	Total change %	Organic change %
Volumes	15,193	13,667	11.2%	4.4%
Net sales	824,261	743,474	10.9%	9.0%
Gross Profit	445,339	392,145	13.6%	11.8%
EBIT	114,546	111,303	2.9%	2.7%
EBITDA	161,943	151,485	6.9%	6.1%
Net income	76,744	68,924	11.3%	11.2%
Earnings Per Share	239.8	216.4	10.8%	10.6%

1 For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. For organic growth details please refer to page 7. Figures in tables and exhibits have been rounded off and may not add exactly the total shown.

2 All references in this Press Release shall be deemed to refer to Q3’13 figures compared to Q3’12 figures, unless as otherwise indicated.

3 For a comparable basis, Volumes figures consider energy drinks sales from CCU Argentina in both periods shown.

4 Considers period weighted average shares according to capital increase as of September 30, 2013.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 1 of 19

PRESS RELEASE

COMMENTS FROM THE CEO

We are pleased with CCU’s third quarter 2013 overall performance, where the EBITDA grew 6.2%. On organic basis, EBITDA increased 6.0% driven by Chile and Wine business segments.

Chile business segment EBITDA increased 10.3%. Organically, EBITDA grew 8.9% driven by Beer Chile operational segment which contributed with 7.7% growth and Non-alcoholic beverages with 15.9%, mainly as a consequence of higher volumes coupled with higher average prices. This higher average price was mainly due to price increases done in the first half and in the third quarter 2013.

Wine business segment showed a significant 20.4% EBITDA organic growth this quarter due to higher average prices and lower grapes cost.

During this quarter, in Chile, we faced important distribution expenses pressure due to higher real salaries caused by unemployment rate drop and higher cost of oil.

Rio de la Plata business segment EBITDA, measured in USD, decreased from 9.1 million to 6.8 million. Net Sales, in USD terms, raised 3.8% this quarter in CCU Argentina operational segment due to price increases partially compensated by lower sales volumes. Price adjustments have allowed us to partially compensate inflationary pressures.  Consequently, measured in USD, EBITDA decreased from 9.1 million to 7.6 million, as well as it decreased from CLP 4,326 million to CLP 3,881 million.

As we mentioned in our previous press release on August 7, 2013, our extraordinary shareholder’s meeting approved on June 18, 2013 a capital increase through the issuance of 51,000,000 new shares of common stock. We successfully closed our capital increase process, which subscribed 49,957,479 new shares of common stock, raising CLP 324,724 million. The subscription was 98.0% of the total offering, the remaining 1,042,521 shares are expected to be subscribed through one or more auctions/remates  on November 8, 2013.

The proceeds of the mentioned capital increase will be used to fund our expansion plan, which contemplates organic and inorganic growth. Looking ahead, we are confident that our operational excellence supported with consistent branding efforts, will keep CCU on the path of healthy development.

As we stated in our two previous Press Releases (May 2 and August 7, 2013), in the future, on a date to be defined, releases will disclose Chile 5, Rio de la Plata6 and Wine business segments only.

5 Chile includes the following operational segments: Beer Chile, Non-alcoholic beverages and Spirits.

6 Rio de la Plata includes the following operational segments: CCU Argentina and Uruguay.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 2 of 19

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

NET SALES

Q3’13    Increased 13.4% to CLP 276,715 million mainly as a result of 13.2% higher volumes. All business segments contributed to this growth in Net sales as follows: Chile with 15.3% increase, as well as Rio de la Plata, which grew 13.9% and Wine complemented with 6.9% increase.

On organic basis, Total Net sales increased 11.7% as a result of 6.6% higher volumes coupled with 4.8% increase in average prices. The Chile business segment contributed to this growth in Net sales with 13.8% increase and Rio de la Plata business segment with 10.2%.

2013      Accumulated Total Net sales increased 10.9% to CLP 824,261 million mainly as a result of 11.2% higher volumes. On organic basis, accumulated Total Net sales increased 9.0% to CLP 810,379 million as a result of 4.4% higher volumes coupled with 4.4% increase in average prices.

Net sales by segment

	Net sales (million CLP)
	Q3'13	M ix	Q3'12	M ix	Total Change%	Organic Change%
1. Chile Business segment	172,248	62.2%	149,347	61.2%	15.3	13.8
Beer Chile	76,283	27.6%	67,903	27.8%	12.3	12.3
Non-alcoholic beverages	76,574	27.7%	64,504	26.4%	18.7	15.3
Spirits	19,391	7.0%	16,940	6.9%	14.5	14.5
2. Rio de la Plata Business segment	62,530	22.6%	54,899	22.5%	13.9	10.2
CCU Argentina	60,498	21.9%	54,899	22.5%	10.2	10.2
Uruguay	2,033	0.7%	-	-	-	-
3. Wine Business segment	42,628	15.4%	39,862	16.3%	6.9	6.9
4. Other/Eliminations	(692)	(0.2)%	(132)	(0.1)%	N/A	N/A
TOTAL	276,715	100.0%	243,976	100.0%	13.4	11.7

	Net sales (million CLP)
	YTD '13	M ix	YTD '12	M ix	Total Change%	Organic Change%
1. Chile Business segment	530,362	64.3%	472,743	63.6%	12.2	10.5
Beer Chile	241,238	29.3%	221,286	29.8%	9.0	9.0
Non-alcoholic beverages	239,438	29.0%	205,980	27.7%	16.2	12.5
Spirits	49,687	6.0%	45,477	6.1%	9.3	9.3
2. Rio de la Plata Business segment	181,217	22.0%	159,945	21.5%	13.3	9.5
CCU Argentina	175,139	21.2%	159,945	21.5%	9.5	9.5
Uruguay	6,078	0.7%	-	-	-	-
3. Wine Business segment	113,808	13.8%	111,751	15.0%	1.8	1.8
4. Other/Eliminations	(1,127)	(0.1)%	(965)	(0.1)%	(16.8)	(16.8)
TOTAL	824,261	100.0%	743,474	100.0%	10.9	9.0

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 3 of 19

PRESS RELEASE

GROSS PROFIT

Q3’13    Increased 14.7% to CLP 147,203 million as a result of 13.4% higher Net sales. Cost of sales, as a percentage of Net sales, decreased from 47.4% to 46.8%, mainly due to lower cost of some raw materials, as sugar in Non-alcoholics and grapes in Wine. As a consequence, Gross profit, as a percentage of Net sales, increased from 52.6% to 53.2%.

On organic basis, Gross profit increased 13.3% to CLP 145,423 million as a result of 11.7% higher Net sales. As a consequence, Gross profit, as a percentage of Net sales, increased from 52.6% to 53.4%.

2013      Increased 13.6% to CLP 445,339 million and, as a percentage of Net sales, the consolidated Gross profit increased from 52.7% to 54.0%. On organic basis, Gross profit increased 11.8% to CLP 438,592 million and as a percentage of Net sales increased from 52.7% to 54.1%.

EBIT

Q3’13    Increased 1.8% to CLP 34,673  million, mostly explained by 14.7% higher Gross profit, partially compensated by 18.8% higher MSD&A expenses, which increased to CLP 112,973 million. MSD&A expenses, as a percentage of Net sales, increased from 39.0% to 40.8%, mainly as a result of higher distribution costs, given higher real salaries caused by unemployment rate drop and higher cost of oil, and selling expenses in Chile and Argentina.

On organic basis, EBIT increased 2.7% to CLP 34,968 million, mostly explained by 13.3% higher Gross profit, partially compensated by 16.5% higher MSD&A expenses, which increased to CLP 110,789 million.

2013      Increased 2.9% to CLP 114,546 million and its margin decreased from 15.0% to 13.9%. On organic basis, EBIT increased 2.7% to CLP 114,348 million and its margin decreased from 15.0% to 14.1%, mostly explained by 11.8% higher Gross profit, partially compensated by 14.9% higher MSD&A expenses, which increased to CLP  325,412 million. MSD&A expenses, as a percentage of Net sales, increased from 38.1% to 40.2%, mainly as a result of higher distribution, marketing and selling expenses.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 4 of 19

PRESS RELEASE

EBIT and EBIT margin by segment

	EBIT (million CLP)						EBIT margin
	Q3'13	M ix	Q3'12	M ix	Total Change%	Organic Change%	Q3'13 Q3'12		Total Change(bps)	Organic Change(bps)
1. Chile Business segment	30,502	88.0%	27,454	80.6%	11.1	10.3	17.7%	18.4%	(67)	(57)
Beer Chile	17,931	51.7%	16,216	47.6%	10.6	10.6	23.5%	23.9%	(38)	(38)
Non-alcoholic beverages	10,658	30.7%	9,040	26.5%	17.9	15.6	13.9%	14.0%	(10)	4
Spirits	1,913	5.5%	2,198	6.5%	(13.0)	(13.0)	9.9%	13.0%	(311)	(311)
2. Rio de la Plata Business segment	753	2.2%	2,618	7.7%	(71.2)	(51.9)	1.2%	4.8%	(356)	(269)
CCU Argentina	1,260	03.6%	2,618	7.7%	(51.9)	(51.9)	2.1%	4.8%	(269)	(269)
Uruguay	(507)	(1.5)%	-	-	-	-	(24.9)%	-	-	-
3. Wine Business segment	4,820	13.9%	3,996	11.7%	20.6	20.6	11.3%	10.0%	128	128
4. Other/Eliminations	(1,402)	(4.0)%	(5)	(0.0)%	N/A	N/A	-	-	-	-
TOTAL	34,673	100.0%	34,063	100.0%	1.8	2.7	12.5%	14.0%	(143)	(113)

	EBIT (million CLP)						EBIT margin
	YTD '13	M ix	YTD '12	M ix	Total Change%	Organic Change%	YTD '13	YTD '12	Total Change(bps)	Organic Change(bps)
1. Chile Business segment	100,299	87.6%	89,293	80.2%	12.3	10.9	18.9%	18.9%	2	7
Beer Chile	60,074	52.4%	53,580	48.1%	12.1	12.1	24.9%	24.2%	69	69
Non-alcoholic beverages	35,284	30.8%	30,502	27.4%	15.7	11.6	14.7%	14.8%	(7)	(11)
Spirits	4,941	4.3%	5,211	4.7%	(5.2)	(5.2)	9.9%	11.5%	(151)	(151)
2. Rio de la Plata Business segment	5,704	5.0%	11,230	10.1%	(49.2)	(39.9)	3.1%	7.0%	(387)	(317)
CCU Argentina	6,745	5.9%	11,230	10.1%	(39.9)	(39.9)	3.9%	7.0%	(317)	(317)
Uruguay	(1,041)	(0.9)%	-	-	-	-	(17.1)%	-	-	-
3. Wine Business segment	9,061	7.9%	7,965	7.2%	13.8	13.8	8.0%	7.1%	83	83
4. Other/Eliminations	(518)	(0.5)%	2,815	2.5%	(118.4)	(118.4)	-	-	-	-
TOTAL	114,546	100.0%	111,303	100.0%	2.9	2.7	13.9%	15.0%	(107)	(86)

EBITDA

Q3’13    Increased 6.2% to CLP 50,807 million and the EBITDA margin decreased from 19.6% to 18.4%.

On organic basis, EBITDA increased 6.0% to CLP 50,716 million and the EBITDA margin decreased 100 bps to 18.6%.

2013      Increased 6.9% to CLP 161,943 million. EBITDA margin decreased from 20.4% to 19.6%. On organic basis, EBITDA increased 6.1 % to CLP 160,706 million and its margin decreased 54 bps to 19.8%.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 5 of 19

PRESS RELEASE

EBITDA and EBITDA margin by segment

	EBITDA (million CLP)						EBITDA margin
	Q3'13	M ix	Q3'12	M ix	Total Change%	Organic Change%	Q3'13	Q3'12	Total Change(bps)	Organic Change(bps)
1. Chile Business segment	39,695	78.1%	35,977	75.2%	10.3	8.9	23.0%	24.1%	(104)	(104)
Beer Chile	22,813	44.9%	21,175	44.2%	7.7	7.7	29.9%	31.2%	(128)	(128)
Non-alcoholic beverages	14,472	28.5%	12,051	25.2%	20.1	15.9	18.9%	18.7%	22	10
Spirits	2,410	4.7%	2,750	5.7%	(12.4)	(12.4)	12.4%	16.2%	(381)	(381)
2. Rio de la Plata Business segment	3,462	6.8%	4,326	9.0%	(20.0)	(10.3)	5.5%	7.9%	(234)	(146)
CCU Argentina	3,881	7.6%	4,326	9.0%	(10.3)	(10.3)	6.4%	7.9%	(146)	(146)
Uruguay	(419)	(0.8)%	-	-	-	-	(20.6)%		-	-
3. Wine Business segment	6,685	13.2%	5,552	11.6%	20.4	20.4	15.7%	13.9%	175	175
4. Other/Eliminations	964	1.9%	2,007	4.2%	(52.0)	(52.0)	-	-	-	-
TOTAL	50,807	100.0%	47,862	100.0%	6.2	6.0	18.4%	19.6%	(126)	(100)

	EBITDA (million CLP)						EBITDA margin
	YTD '13	M ix	YTD '12	M ix	Total Change%	Organic Change%	YTD '13	YTD '12	Total Change(bps)	Organic Change(bps)
1. Chile Business segment	127,831	78.9%	113,623	75.0%	12.5	10.7	24.1%	24.0%	7	3
Beer Chile	74,985	46.3%	67,759	44.7%	10.7	10.7	31.1%	30.6%	46	46
Non-alcoholic beverages	46,357	28.6%	39,111	25.8%	18.5	13.3	19.4%	19.0%	37	14
Spirits	6,488	4.0%	6,753	4.5%	(3.9)	(3.9)	13.1%	14.8%	(179)	(179)
2. Rio de la Plata Business segment	13,376	8.3%	16,225	10.7%	(17.6)	(12.5)	7.4%	10.1%	(276)	(204)
CCU Argentina	14,200	8.8%	16,225	10.7%	(12.5)	(12.5)	8.1%	10.1%	(204)	(204)
Uruguay	(823)	(0.5)%	-	-	-	-	(13.5)%		-	-
3. Wine Business segment	14,189	8.8%	12,927	8.5%	9.8	9.8	12.5%	11.6%	90	90
4. Other/Eliminations	6,547	4.0%	8,709	5.7%	(24.8)	(24.8)	-	-	-	-
TOTAL	161,943	100.0%	151,485	100.0%	6.9	6.1	19.6%	20.4%	(73)	(54)

NON-OPERATING RESULT

Q3’13    Decreased CLP 3,259 million from a loss of CLP 3,815 million to a loss of CLP 7,074 million mainly explained by:

•      Net financial expenses which increased CLP 2,769 million to a loss of CLP 5,100 million, due to higher debt in Argentina in Q3’13 at ARS nominal interest rate.

•      Results as per adjustment units which decreased CLP 1,197 million, mainly due to 1.04% increase of the UF value in Q3’13 compared with 0.16% decrease of the UF in Q3’12.

Partially compensated by:

•      Other gains/(losses) and Foreign currency exchange differences which increased CLP 521 million mainly due to gains related to hedges covering foreign exchange variations on taxes.

2013      Decreased CLP 1,760 million from a loss of CLP 12,183 to a loss of CLP 13,944 million, due mostly to higher Net financial expenses partially compensated by Other gains/(losses) and Results as per adjustment units.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 6 of 19

PRESS RELEASE

INCOME TAXES

Q3’13    Decreased CLP 6,615 million, mainly explained by the absence of one-time effect of CLP 6,142 million caused by higher corporate income tax rate in Chile in Q3’12.

2013      Decreased CLP 6,718 million mostly explained by the absence of one-time effect on deferred income taxes, of CLP 5,235 million caused by higher corporate income tax rate in Chile in 2012.

NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF PARENT COMPANY

Q3’13    Increased 20.8% to CLP 20,999 million mostly due to lower Income taxes, partially compensated by higher Non-operating losses. On organic basis, Net Income increased 22.6%.

2013      Increased 11.3% to CLP 76,744 million mostly explained by higher EBIT and lower Income taxes partially compensated by higher Non-operating losses. On organic basis, Net Income increased 11.2%.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 7 of 19

PRESS RELEASE

ORGANIC GROWTH

The following schedule details the effect of first time consolidation of the acquisition of Manantial and in Uruguay in the third quarter and year to date as of September 2013. For better insight, Proforma refers to consolidated results as reported, excluding the Manantial and Uruguay operation’s consolidation impact.

Third Quarter	As reported		Manantial(1)	Uruguay	Proforma(2)		Total(3)	Organic(4)
(In ThHL or CLP million unless stated otherwise)	2013	2012			2013	2012	Change%	Change%
Volumes	4,874	4,307	151	134	4,589	4,307	13.2	6.6
Net Sales	276,715	243,976	2,227	2,033	272,455	243,976	13.4	11.7
Net Sales (CLP/HL)	56,775	56,653	14,741	15,171	59,374	56,653	0.2	4.8
Cost of sales	(129,512)	(115,659)	(640)	(1,840)	(127,032)	(115,659)	12.0	9.8
% of net sales	46.8	47.4	28.8	90.5	46.6	47.4
Gross profit	147,203	128,316	1,587	193	145,423	128,316	14.7	13.3
% of net sales	53.2	52.6	71.2	9.5	53.4	52.6
MSD&A	(112,973)	(95,123)	(1,484)	(700)	(110,789)	(95,123)	18.8	16.5
% of net sales	40.8	39.0	66.6	34.5	40.7	39.0
Other operating income/(expenses)	443	870	109	1	333	870	(49.1)	(61.7)
EBIT	34,673	34,063	212	(507)	34,968	34,063	1.8	2.7
EBIT Margin (%)	12.5	14.0	9.5	(24.9)	12.8	14.0
EBITDA	50,807	47,862	509	(419)	50,716	47,862	6.2	6.0
EBITDA Margin (%)	18.4	19.6	22.9	(20.6)	18.6	19.6

YTD as of September	As reported		Manantial(1)	Uruguay	Proforma(2)		Total(3)	Organic(4)
(In ThHL or CLP million unless stated otherwise)	2013	2012			2013	2012	Change%	Change%
Volumes	15,193	13,667	506	420	14,267	13,667	11.2	4.4
Net Sales	824,261	743,474	7,804	6,078	810,379	743,474	10.9	9.0
Net Sales (CLP/HL)	54,253	54,401	15,422	14,460	56,802	54,401	(0.3)	4.4
Cost of sales	(378,922)	(351,329)	(1,963)	(5,172)	(371,787)	(351,329)	7.9	5.8
% of net sales	46.0	47.3	25.2	85.1	45.9	47.3
Gross profit	445,339	392,145	5,841	906	438,592	392,145	13.6	11.8
% of net sales	54.0	52.7	74.8	14.9	54.1	52.7
MSD&A	(332,077)	(283,290)	(4,736)	(1,930)	(325,412)	(283,290)	17.2	14.9
% of net sales	40.3	38.1	60.7	31.7	40.2	38.1
Other operating income/(expenses)	1,284	2,448	133	(17)	1,167	2,448	(47.6)	(52.3)
EBIT	114,546	111,303	1,238	(1,041)	114,348	111,303	2.9	2.7
EBIT Margin (%)	13.9	15.0	15.9	(17.1)	14.1	15.0
EBITDA	161,943	151,485	2,060	(823)	160,706	151,485	6.9	6.1
EBITDA Margin (%)	19.6	20.4	26.4	(13.5)	19.8	20.4
(1) Mantantial reports with 1month delay.
(2) Proforma excludes Manantial and Uruguay.
(3) Total Change refers to as reported figures variation.
(4) Organic Change refers to as proform figures variation.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 8 of 19

PRESS RELEASE

BUSINESS SEGMENTS HIGHLIGHTS (Exhibits 3 and 4)
1. CHILE

Net sales increased 15.3% to CLP 172,248 million as a result of 15.0% higher sales volume coupled with 0.3% higher average prices. On organic basis, Net sales increased 13.8% as a result of 9.9% higher organic sales volume coupled with 3.5 % increase in average prices.

EBIT increased 11.1% to CLP 30,502 million due to 15.3% higher Net sales, partially offset by 13.8% higher Cost of Sales and 18.6% higher MSD&A expenses. Cost of sales, as a percentage of Net sales, decreased from 46.9% to 46.3% and MSD&A, as a percentage of Net sales, increased from 35.1% to 36.1%, mainly explained by higher distribution costs and selling expenses. The EBIT margin decreased from 18.4% to 17.7%. On organic basis, EBIT increased 10.3% due to 13.8% higher Net sales, partially offset by 12.9 % higher Cost of sales and 15.8% higher MSD&A expenses. The EBIT margin decreased from 18.4% to 17.8%.

EBITDA increased 10.3% to CLP 39,695 million and the EBITDA margin decreased from 24.1% to 23.0%. On organic basis, EBITDA increased 8.9% to CLP 39,186 million and the EBITDA margin decreased from 24.1% to 23.0%.

- BEER CHILE

Net sales increased 12.3% to CLP 76,283 million as a result of 7.3% higher average prices coupled with 4.7% higher sales volume.

EBIT increased 10.6% to CLP 17,931  million because of 12.3% higher Net sales, partially offset by 13.3% higher Cost of Sales and 11.8% higher MSD&A expenses. Cost of sales, as a percentage of Net sales, increased from 41.6% to 42.0% due to higher one-way packaging sales and higher malt cost this quarter. MSD&A, as a percentage of Net sales, decreased from 34.7% to 34.6% despite higher distribution costs. The EBIT margin decreased from 23.9% to 23.5%.

EBITDA increased 7.7% to CLP 22,813 million and the EBITDA margin decreased from 31.2% to 29.9%.

Comments In July, we successfully implemented a price increase for our entire portfolio. The launch of Escudo Negra not only resulted in volume growth for the brand itself, it also reignited consumer interest in the entire dark beer segment, thus driving overall market growth. We will continue implementing value-adding innovations as a way to strengthen both our market position as well as lead growth in per capita consumption. This quarter we launched Royal Guard Black Label, an extension of our premium brand Royal Guard. This launch is still at its initial stage. However, having created confidence with our customers through the previous launches of new products we have seen a very swift distribution build-up. Also this innovation was launched at a higher price point than the mother brand, as was the case previously with Cristal Cero, Cristal Light and Escudo Negra.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 9 of 19

PRESS RELEASE

- NON-ALCOHOLIC BEVERAGES

Net sales increased 18.7% to CLP 76,574 million. On organic basis, Net Sales increased 15.3% as a result of 13.3% volume growth coupled with 1.7% increase in average prices. Outstanding organic volume growth was delivered by every category: nectar 26.5%, water 14.6% and soft drinks 9.5%.

EBIT increased 17.9%  to CLP 10,658  million due to 24.7%  higher Gross profit, as a consequence of higher Net sales, partially compensated by 12.5% increase in Cost of sales. Nevertheless, Cost of sales, as a percentage of Net sales, decreased from 48.9% to 46.4% mainly explained by lower sugar cost. The higher Gross profit was partially offset by 27.0% growth in MSD&A expenses explained by higher distribution costs. EBIT margin decreased from 14.0% to 13.9%. On organic basis, EBIT increased 15.6% due to 19.9% higher Gross profit partially compensated by 20.8% increase in MSD&A expenses.  Consequently, EBIT margin increased from 14.0% to 14.1%.

EBITDA increased 20.1% to CLP 14,472 million and the EBITDA margin increased from 18.7% to 18.9%. On organic basis, EBITDA increased 15.9% to CLP 13,963 million and its margin increased from 18.7% to 18.8%.

Comments Volumes continued with the trend shown in the past quarters, given growth in all categories. Non-carbonated beverages had an excellent performance mainly due to consumer trends consolidation (look and feel good) and market share expansion, in particular nectar. As for the carbonated beverages, market share has increased in the cola segment, although the category has a lower growth rate. During the quarter we faced an increase in promotional activities, intensifying the competitive environment.

- SPIRITS

Net sales increased 14.5% to CLP 19,391 million as a result of 7.4% higher volumes coupled with 6.6% higher average prices.

EBIT decreased 13.0% to CLP 1,913  million mainly due to 19.2%  higher Cost of sales due to higher cost of raw materials driven by higher Pisco grapes cost and an increase in third parties distillation, partially offset by 14.5% higher Net Sales. MSD&A expenses increased 10.7%  to CLP 5,319  million mostly explained by higher distribution costs. EBIT margin decreased from 13.0% to 9.9%.

EBITDA decreased 12.4% to CLP 2,410 million and the EBITDA margin decreased from 16.2% to 12.4%.

Comments Volume increase is mostly explained by the performance in the pisco category, partly driven by an increase in our customer’s inventories due to a Pisco price increase announced in August. This price increase is to compensate for higher Cost of sales, which is mainly caused by the intense drought suffered in the regions where (designation of origin) Pisco grapes are produced.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 10 of 19

PRESS RELEASE

2. RIO DE LA PLATA

Net sales, measured in Chilean pesos, increased 13.9% to CLP 62,530 million as a result of 11.5% higher sales volume coupled with 2.2% increase in average prices. On organic basis, Net sales increased 10.2% to CLP 60,498 million due to 12.6% increase in average prices, partially compensated by 2.2% lower sales volume.

EBIT, measured in Chilean pesos, decreased 71.2% to CLP 753 million in Q3’13, as a result of 17.9% increase in MSD&A expenses due to inflationary pressure, distribution costs, selling and marketing expenses, not fully compensated by higher Net sales. Therefore, Cost of sales and MSD&A, as a percentage of Net sales, increased from 41.5% to 43.5% and from 53.9% to 55.8%, respectively. EBIT margin decreased from 4.8% to 1.2%. On organic basis, EBIT decreased 51.9% due to 15.5% increase in MSD&A expenses.

EBITDA, measured in Chilean pesos, decreased 20.0% to CLP 3,462 million and EBITDA margin decreased from 7.9% to 5.5%. Measured in USD, EBITDA decreased from 9.1 million to 6.8 million. On organic basis, EBITDA decreased 10.3% to CLP 3,881 million and EBITDA margin decreased from 7.9% to 6.4%.

- CCU ARGENTINA

Net sales, measured in Chilean pesos, increased 10.2% to CLP 60,498 million as a result of 12.6% higher average prices partially offset by 2.2% lower sales volume.

EBIT, measured in Chilean pesos, decreased 51.9% to CLP 1,260 million mainly due to 15.5% higher MSD&A expenses, despite the Gross profit increase of 9.4% which, as a percentage of Net sales, decreased from 58.5% to 58.1%. MSD&A as a percentage of Net sales, increased from 53.9% to 56.5%, mainly due to higher distribution costs, selling and marketing expenses. EBIT margin decreased from 4.8% to 2.1%.

EBITDA decreased 10.3% to CLP 3,881 million this quarter and the EBITDA margin dropped from 7.9% to 6.4%. Measured in USD, EBITDA decreased from 9.1 million to 7.6 million.

Comments In USD terms, Net Sales raised 3.8% this quarter due to price increases and lower discounts to our customers, partially compensated by lower sales volumes, in line with industry decline. Price adjustments have allowed us to partially compensate higher MSD&A expenses given inflationary pressures. During the quarter, we have continued with the implementation of the proprietary bottle park renewal.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 11 of 19

PRESS RELEASE

- URUGUAY

The integration of the acquired operation in Uruguay is progressing well and in line with management plans. As of Q3 2013, CCU Uruguay has moved its Administrative, Sales and Distribution operations to a new distribution center in Montevideo and has taken its first step into direct distribution. The company has completed the integration of its beer portfolio, transitioning the Heineken, Budweiser and Schneider brands to its route to market. The new image of the Nativa Mineral Water brand was introduced to the market in September together with a new marketing campaign.

Measured in Chilean pesos, this quarter results delivered CLP 2,033 million of Net sales and 134 thousand hectoliter volume sales. EBITDA amounted to a loss of CLP 419 million. Cost of sales where higher than in previous quarters due to depreciation of the Uruguayan Peso which impacted imported raw materials cost. Furthermore, the competitive environment has affected margins.

3. WINE

Net sales increased 6.9% to CLP 42,628 million due to 2.4% increase in volumes and 4.5% higher average price, when expressed in Chilean pesos. The Chile Domestic average price increased 5.7% as a result of better sales mix.

EBIT increased 20.6% to CLP 4,820 million mainly due to higher volumes and prices. Cost of sales increased 2.3% and as a percentage of Net sales, it decreased from 61.4% to 58.7%, mainly due to lower grapes costs related with 2013 good harvest. MSD&A expenses increased 10.7% mainly due to higher marketing expenses and distribution costs. EBIT margin increased from 10.0% to 11.3%.

EBITDA increased 20.4% to CLP 6,685 million and the EBITDA margin increased from 13.9% to 15.7%.

Comments The results of the third quarter are positively influenced by the depreciation of the Chilean peso, lower costs of wine, and a good performance in the Domestic market. Additionally, we have continued with our strategy to invest more in marketing (brand building). In the Exports market we have had a good performance, but with some concerns in Brazil, Venezuela and Colombia.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 12 of 19

PRESS RELEASE

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating principally in Chile, Argentina and Uruguay. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the second-largest Chilean soft drink producer, the third-largest Chilean wine producer, the largest Chilean mineral water and nectars producer, the largest pisco distributor and also participates in the HOD, rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A.. For more information, visit www.ccu.cl.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

GLOSSARY

Business Segments

Business segments are reflected as follows: 1. Chile, which considers Beer Chile, Spirits and Non Alcoholic (including nectars, water, as purified mineral and HOD, and softdrinks which also incorporates tea, sports and energy drinks); 2. Rio de la Plata, which includes CCU Argentina (including beer, cider, spirits, energy drinks and domestic wine from Tamarí sales) and Uruguay’s Operation (softdrinks and mineral water); 3. Wine, (including Chile domestic, Chile export and Argentina, export and domestic, except sales from Tamarí), 4. The “Other/Eliminations” considers the non-allocated corporate overhead expenses and the result of the logistics subsidiary. Corporate shared services, distribution and logistics expenses allocated to each business segment based on Service Level Agreements.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), Cost of sales includes direct costs and manufacturing expenses.

Earnings Per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 13 of 19

PRESS RELEASE

EBIT

Stands for Earnings Before Interest and Taxes, and for management purposes it is defined, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non recurring items (NRI), Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Marketing, Selling, Distribution and Administrative expenses (MSD&A)

MSD&A include marketing, selling, distribution and administrative expenses.

Net Debt

Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net Income

Net profit attributable to parent company shareholder as per IFRS.

Normalized

The term “normalized” refers to performance measures (EBITDA, EBIT, Net income, EPS) before exceptional items.

ROCE

ROCE stands for Return on Capital Employed.

Organic growth

Organic growth refers to growth excluding the effect of consolidation changes and the effect of first time consolidation an acquisition.

UF

The UF is a monetary unit indexed to the CPI variation.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 14 of 19

PRESS RELEASE

Exhibit 1: Income Statement (Third Quarter 2013)
Third Quarter	2013	2012	2013	2012	Total	Organic
	(CLP million)		(USD million)(1)		Change %	Change %
Net Sales	276,715	243,976	545	481	13.4	11.7
Cost of sales	(129,512)	(115,659)	(255)	(228)	12.0	9.8
% of net sales	46.8	47.4	46.8	47.4
Gross profit	147,203	128,316	290	253	14.7	13.3
MSD&A	(112,973)	(95,123)	(223)	(187)	18.8	16.5
% of net sales	40.8	39.0	40.8	39.0
Other operating income/(expenses)	443	870	1	2	(49.1)	(61.7)
Normalized EBIT	34,673	34,063	68	67	1.8	2.7
% of net sales	12.5	14.0	12.5	14.0
Exceptional items	-	-	-	-
EBIT	34,673	34,063	68	67	1.8	2.7
% of net sales	12.5	14.0	12.5	14
Net financial expenses	(5,100)	(2,331)	(10)	(5)	118.8	119.7
Equity and income of JVs	163	(24)	0	(0)	784.2	784.2
Foreign currency exchange differences	(617)	91	(1)	0	(778.4)	(837.1)
Results as per adjustment units	(929)	268	(2)	1	(446.1)	(446.1)
Other gains/(losses)	(590)	(1,820)	(1)	(4)	(67.6)	(71.5)
Total Non-operating result	(7,074)	(3,815)	(14)	(8)	(85.4)	(85.4)
Income/(loss) before taxes	27,599	30,248	54	60	(8.8)	(7.8)
Income taxes	(4,095)	(10,710)	(8)	(21)	(61.8)	(61.9)
Net income for the period	23,504	19,538	46	39	20.3	21.9

Normalized net income attributable to:
The equity holders of the parent	20,999	17,388	41	34	20.8	22.6

Net income attributable to:
The equity holders of the parent	20,999	17,388	41	34	20.8	22.6
Non-controlling interest	2,505	2,150	5	4	16.5	16.5

Normalized EBITDA	50,807	47,862	100	94	6.2	6.0
% of net sales	18.4	19.6	18.4	19.6
EBITDA	50,807	47,862	100	94	6.2	6.0
% of net sales	18.4	19.6	18.4	19.6

OTHER INFORMATION
Number of shares(2)	322,964,121	318,502,872	322,964,121	318,502,872
Shares per ADR(3)	2	2	2	2

Normalized Earnings per share	65.02	54.59	0.13	0.11	19.1	20.9
Earnings per share	65.02	54.59	0.13	0.11	19.1	20.9
Normalized Earnings per ADR	130.04	109.19	0.26	0.22	19.1	20.9
Earnings per ADR	130.04	109.19	0.26	0.22	19.1	20.9

Depreciation	16,134	13,798	32	27	16.9	16.9
Capital Expenditures	40,267	21,197	79	42	90.0	90.0
(1) Average Exchange rate for the period: US$1.00 = CLP 507.42
(2) Considers period w eighted average shares according to capital increase as of September 30, 2013.
(3) Dated December 20th, 2012 there w as an ADR ratio change from 1 ADR to 5 common shares, to a new ratio of 1 ADR to 2 common shares.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 15 of 19

PRESS RELEASE

Exhibit 2: Income Statement (Nine months ended on September 30, 2013)
YTD as of September	2013	2012	2013	2012	Total	Organic
	(CLP million)		(USD million)(1)		Change %	Change %
Net Sales	824,261	743,474	1,624	1,465	10.9	9.0
Cost of sales	(378,922)	(351,329)	(747)	(692)	7.9	5.8
% of net sales	46.0	47.3	46.0	47.3
Gross profit	445,339	392,145	878	773	13.6	11.8
MSD&A	(332,077)	(283,290)	(654)	(558)	17.2	14.9
% of net sales	40.3	38.1	40.3	38.1
Other operating income/(expenses)	1,284	2,448	3	5	(47.6)	(52.3)
Normalized EBIT	114,546	111,303	226	219	2.9	2.7
% of net sales	13.9	15.0	13.9	15.0
Exceptional items	-	-	-	-
EBIT	114,546	111,303	226	219	2.9	2.7
% of net sales	13.9	15.0	13.9	15
Net financial expenses	(12,877)	(5,369)	(25)	(11)	139.8	134.5
Equity and income of JVs	161	(144)	0	(0)	211.4	211.4
Foreign currency exchange differences	(1,266)	(522)	(2)	(1)	(142.4)	(130.7)
Results as per adjustment units	(1,050)	(2,359)	(2)	(5)	55.5	55.5
Other gains/(losses)	1,089	(3,788)	2	(7)	128.7	130.8
Total Non-operating result	(13,944)	(12,183)	(27)	(24)	(14.5)	(14.5)
Income/(loss) before taxes	100,602	99,120	198	195	1.5	1.3
Income taxes	(17,819)	(24,536)	(35)	(48)	(27.4)	(27.7)
Net income for the period	82,783	74,584	163	147	11.0	10.8

Normalized net income attributable to:
The equity holders of the parent	76,744	68,924	151	136	11.3	11.2

Net income attributable to:
The equity holders of the parent	76,744	68,924	151	136	11.3	11.2
Non-controlling interest	6,040	5,660	12	11	6.7	6.7

Normalized EBITDA	161,943	151,485	319	299	6.9	6.1
% of net sales	19.6	20.4	19.6	20.4
EBITDA	161,943	151,485	319	299	6.9	6.1
% of net sales	19.6	20.4	19.6	20.4

OTHER INFORMATION
Number of shares(2)	320,006,296	318,502,872	320,006,296	318,502,872
Shares per ADR(3)	2	2	2	2

Normalized Earnings per share	239.82	216.40	0.47	0.43	10.8	10.6
Earnings per share	239.82	216.40	0.47	0.43	10.8	10.6
Normalized Earnings per ADR	479.64	432.80	0.95	0.85	10.8	10.6
Earnings per ADR	479.64	432.80	0.95	0.85	10.8	10.6

Depreciation	47,398	40,182	93	79	18.0	18.0
Capital Expenditures	91,197	76,376	180	151	19.4	19.4
(1) Average Exchange rate for the period: US$1.00 = CLP 507.42
(2) Considers period weighted average shares according to capital increase as of September 30, 2013.
(3) Dated December 20th, 2012 there was an ADR ratio change from 1 ADR to 5 common shares, to a new ratio of 1 ADR to 2 common shares.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 16 of 19

PRESS RELEASE

Exhibit 3: Segment Information (Third Quarter 2013)
	1. Chile Business segment
Third Quarter	Beer Chile				Non-Alcoholic				Spirits				Total
(In ThHL o r CLP million unless stated o therwise)	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %
Volumes(1)	1,167	1,115	4.7	4.7	2,169	1,781	21.8	13.3	77	71	7.4	7.4	3,414	2,967	15.0	9.9
Net Sales	76,283	67,903	12.3	12.3	76,574	64,504	18.7	15.3	19,391	16,940	14.5	14.5	172,248	149,347	15.3	13.8
Net Sales (CLP/HL)	65,344	60,887	7.3	7.3	35,296	36,222	(2.6)	1.7	252,672	237,019	6.6	6.6	50,459	50,327	0.3	3.5
Cost of sales	(32,028)	(28,278)	13.3	13.3	(35,517)	(31,574)	12.5	10.5	(12,210)	(10,240)	19.2	19.2	(79,754)	(70,091)	13.8	12.9
% of net sales	42.0	41.6			46.4	48.9			63.0	60.4			46.3	46.9
Gross profit	44,255	39,625	11.7	11.7	41,057	32,931	24.7	19.9	7,181	6,700	7.2	7.2	92,493	79,256	16.7	14.7
% of net sales	58.0	58.4			53.6	51.1			37.0	39.6			53.7	53.1
MSD&A	(26,367)	(23,590)	11.8	11.8	(30,447)	(23,982)	27.0	20.8	(5,319)	(4,806)	10.7	10.7	(62,133)	(52,377)	18.6	15.8
% of net sales	34.6	34.7			39.8	37.2			27.4	28.4			36.1	35.1
Other operating income/(expenses)	43	181	N/A	N/A	49	91	N/A	N/A	50	304	N/A	N/A	142	576	N/A	N/A
EBIT	17,931	16,216	10.6	10.6	10,658	9,040	17.9	15.6	1,913	2,198	(13.0)	(13.0)	30,502	27,454	11.1	10.3
EBIT Margin (%)	23.5	23.9			13.9	14.0			9.9	13.0			17.7	18.4
EBITDA	22,813	21,175	7.7	7.7	14,472	12,051	20.1	15.9	2,410	2,750	(12.4)	(12.4)	39,695	35,977	10.3	8.9
EBITDA Margin (%)	29.9	31.2			18.9	18.7			12.4	16.2			23.0	24.1

	2. Río de la Plata Business segment												3. Wine Business segment
Third Quarter	CCU Argentina				Uruguay				Total
(In ThHL o r CLP million unless stated o therwise)	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %
Volumes(1)	962	983	(2.2)	(2.2)	134	-			1,096	983	11.5	(2.2)	364	356	2.4	2.4
Net Sales	60,498	54,899	10.2	10.2	2,033	-			62,530	54,899	13.9	10.2	42,628	39,862	6.9	6.9
Net Sales (CLP/HL)	62,870	55,822	12.6	12.6	15,171	-			57,040	55,822	2.2	12.6	117,119	112,118	4.5	4.5
Cost of sales	(25,372)	(22,805)	11.3	11.3	(1,840)	-			(27,212)	(22,805)	19.3	11.3	(25,044)	(24,481)	2.3	2.3
% of net sales	41.9	41.5			90.5	-			43.5	41.5			58.7	61.4
Gross profit	35,125	32,094	9.4	9.4	193				35,318	32,094	10.0	9.4	17,585	15,381	14.3	14.3
% of net sales	58.1	58.5			9.5	-			56.5	58.5			41.3	38.6
MSD&A	(34,169)	(29,579)	15.5	15.5	(700)	-			(34,869)	(29,579)	17.9	15.5	(12,679)	(11,454)	10.7	10.7
% of net sales	56.5	53.9			34.5	-			55.8	53.9			29.7	28.7
Other operating income/(expenses)	303	102	N/A	N/A	1	-			304	102	N/A	N/A	(85)	69	N/A	N/A
EBIT	1,260	2,618	(51.9)	(51.9)	(507)	-			753	2,618	(71.2)	(51.9)	4,820	3,996	20.6	20.6
EBIT Margin (%)	2.1	4.8			(24.9)	-			1.2	4.8			11.3	10.0
EBITDA	3,881	4,326	(10.3)	(10.3)	(419)	-			3,462	4,326	(20.0)	(10.3)	6,685	5,552	20.4	20.4
EBITDA Margin (%)	6.4	7.9			(20.6)	-			5.5	7.9			15.7	13.9

	4. Other/eliminations				Total
Third Quarter
(In ThHL o r CLP million unless stated o therwise)	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %
Volumes(1)	-	-	0.0	0.0	4,874	4,307	13.2	6.6
Net Sales	(692)	(132)	(422.6)	(422.6)	276,715	243,976	13.4	11.7
Net Sales (CLP/HL)	-	-	0.0	0.0	56,775	56,653	0.2	4.8
Cost of sales	2,498	1,718	45.4	45.4	(129,512)	(115,659)	12.0	9.8
% of net sales					46.8	47.4
Gross profit	1,806	1,586	13.9	13.9	147,203	128,316	14.7	13.3
% of net sales					53.2	52.6
MSD&A	(3,291)	(1,713)	92.1	92.1	(112,973)	(95,123)	18.8	16.5
% of net sales					40.8	39.0
Other operating income/(expenses)	83	123	(32.4)	(32.4)	443	870	(49.1)	(61.7)
EBIT	(1,402)	(5)	N/A	N/A	34,673	34,063	1.8	2.7
EBIT Margin (%)					12.5	14.0
EBITDA	964	2,007	(52.0)	(52.0)	50,807	47,862	6.2	6.0
EBITDA Margin (%)					18.4	19.6

(1) Excludes bulk wine sales.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 17 of 19

PRESS RELEASE

Exhibit 4: Segment Information (Nine months ended on September 30, 2013)
	1. Chile Business segment
YTD as of September	Beer Chile				Non-Alcoholic				Spirits				Total
(In ThHL or CLP million unless stated otherwise)	2013	2012	Total % Organic %		2013	2012	Total %	Organic %	2013	2012	Total % Organic %		2013	2012	Total %	Organic %
Volumes(1)	3,793	3,797	(0.1)	(0.1)	6,837	5,690	20.2	11.3	197	187	5.4	5.4	10,827	9,674	11.9	6.7
Net Sales	241,238	221,286	9.0	9.0	239,438	205,980	16.2	12.5	49,687	45,477	9.3	9.3	530,362	472,743	12.2	10.5
Net Sales (CLP/HL)	63,602	58,277	9.1	9.1	35,021	36,202	(3.3)	1.1	251,732	242,749	3.7	3.7	48,984	48,866	0.2	3.6
Cost of sales	(98,325)	(94,213)	4.4	4.4	(110,730)	(100,107)	10.6	8.7	(30,856)	(27,418)	12.5	12.5	(239,911)	(221,738)	8.2	7.3
% of net sales	40.8	42.6			46.2	48.6			62.1	60.3			45.2	46.9
Gross profit	142,913	127,073	12.5	12.5	128,707	105,873	21.6	16.1	18,832	18,059	4.3	4.3	290,452	251,005	15.7	13.4
% of net sales	59.2	57.4			53.8	51.4			37.9	39.7			54.8	53.1
MSD&A	(82,915)	(73,491)	12.8	12.8	(93,780)	(75,647)	24.0	17.7	(13,941)	(13,144)	6.1	6.1	(190,636)	(162,283)	17.5	14.6
% of net sales	34.4	33.2			39.2	36.7			28.1	28.9			35.9	34.3
Other operating income/(expenses)	76	(2)	N/A	N/A	356	276	29.1	(19.2)	50	296	N/A	N/A	483	570	(15.3)	(38.7)
EBIT	60,074	53,580	12.1	12.1	35,284	30,502	15.7	11.6	4,941	5,211	(5.2)	(5.2)	100,299	89,293	12.3	10.9
EBIT Margin (%)	24.9	24.2			14.7	14.8			9.9	11.5			18.9	18.9
EBITDA	74,985	67,759	10.7	10.7	46,357	39,111	18.5	13.3	6,488	6,753	(3.9)	(3.9)	127,831	113,623	12.5	10.7
EBITDA Margin (%)	31.1	30.6			19.4	19.0			13.1	14.8			24.1	24.0

	2. Río de la Plata Business segment												3. Wine Business segment
YTD as of September	CCU Argentina				Uruguay				Total
(In ThHL or CLP million unless stated otherwise)	2013	2012	Total % Organic %		2013	2012	Total %	Organic %	2013	2012	Total % Organic %		2013	2012	Total %	Organic %
Volumes(1)	2,975	3,025	(1.7)	(1.7)	420	-			3,395	3,025	12.2	(1.7)	971	967	0.3	0.3
Net Sales	175,139	159,945	9.5	9.5	6,078	-			181,217	159,945	13.3	9.5	113,808	111,751	1.8	1.8
Net Sales (CLP/HL)	58,875	52,875	11.3	11.3	14,460	-			53,376	52,875	0.9	11.3	117,242	115,509	1.5	1.5
Cost of sales	(70,643)	(63,772)	10.8	10.8	(5,172)	-			(75,815)	(63,772)	18.9	10.8	(71,280)	(72,683)	(1.9)	(1.9)
% of net sales	40.3	39.9			85.1	-			41.8	39.9			62.6	65.0
Gross profit	104,496	96,173	8.7	8.7	906				105,402	96,173	9.6	8.7	42,528	39,068	8.9	8.9
% of net sales	59.7	60.1			14.9	-			58.2	60.1			37.4	35.0
MSD&A	(98,428)	(85,022)	15.8	15.8	(1,930)	-			(100,358)	(85,022)	18.0	15.8	(33,451)	(31,407)	6.5	6.5
% of net sales	56.2	53.2			31.7	-			55.4	53.2			29.4	28.1
Other operating income/(expenses)	677	79	N/A	N/A	(17)	-			660	79	N/A	N/A	(16)	305	N/A	N/A
EBIT	6,745	11,230	(39.9)	(39.9)	(1,041)	-			5,704	11,230	(49.2)	(39.9)	9,061	7,965	13.8	13.8
EBIT Margin (%)	3.9	7.0			(17.1)	-			3.1	7.0			8.0	7.1
EBITDA	14,200	16,225	(12.5)	(12.5)	(823)	-			13,376	16,225	(17.6)	(12.5)	14,189	12,927	9.8	9.8
EBITDA Margin (%)	8.1	10.1			(13.5)	-			7.4	10.1			12.5	11.6

	4. Other/eliminations				Total
YTD as of September
(In ThHL or CLP million unless stated otherwise)	2013	2012	Total %	Organic %	2013	2012	Total %	Organic %
Volumes(1)	-	-	0.0	0.0	15,193	13,667	11.2	4.4
Net Sales	(1,127)	(965)	(16.8)	(16.8)	824,261	743,474	10.9	9.0
Net Sales (CLP/HL)	-	-	0.0	0.0	54,253	54,401	(0.3)	4.4
Cost of sales	8,084	6,864	17.8	17.8	(378,922)	(351,329)	7.9	5.8
% of net sales					46.0	47.3
Gross profit	6,957	5,899	17.9	17.9	445,339	392,145	13.6	11.8
% of net sales					54.0	52.7
MSD&A	(7,632)	(4,578)	66.7	66.7	(332,077)	(283,290)	17.2	14.9
% of net sales					40.3	38.1
Other operating income/(expenses)	157	1,495	(89.5)	(89.5)	1,284	2,448	(47.6)	(52.3)
EBIT	(518)	2,815	N/A	N/A	114,546	111,303	2.9	2.7
EBIT Margin (%)					13.9	15.0
EBITDA	6,547	8,709	(24.8)	(24.8)	161,943	151,485	6.9	6.1
EBITDA Margin (%)					19.6	20.4

(1) Excludes bulk wine sales.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 18 of 19

PRESS RELEASE

Exhibit 5: Balance Sheet
	September 30	December 31	September 30	December 31	Total Change%
	2013	2012	2013	2012
	(CLP million)		(US$ million)(1)
ASSETS
Cash and cash equivalents	215.999	102.337	428	203	111,1
Other current assets	378.362	393.551	750	781	(3,9)
Total current assets	594.361	495.888	1.179	984	19,9

PP&E (net)	666.540	612.329	1.322	1.214	8,9
Other non current assets	215.200	218.231	427	433	(1,4)
Total non current assets	881.740	830.560	1.749	1.647	6,2
Total assets	1.476.101	1.326.448	2.928	2.631	11,3

LIABILITIES
Short term financial debt	126.989	54.874	252	109	131,4
Other liabilities	227.984	259.656	452	515	(12,2)
Total current liabilities	354.973	314.530	704	624	12,9

Long term financial debt	144.145	209.123	286	415	(31,1)
Other liabilities	89.366	92.277	177	183	(3,2)
Total non current liabilities	233.511	301.400	463	598	(22,5)
Total Liabilities	588.484	615.930	1.167	1.222	(4,5)

EQUITY
Paid-in capital	382.942	231.020	760	458	65,8
Other reserves	(57.627)	(48.146)	(114)	(95)	0,0
Retained earnings	468.718	430.346	930	854	8,9
	794.033	613.220	1.575	1.216	29,5
Net equity attributable to parent company shareholders
Minority interest	93.584	97.299	186	193	(3,8)
Total equity	887.617	710.518	1.760	1.409	24,9
Total equity and liabilities	1.476.101	1.326.448	2.928	2.631	11,3

OTHER FINANCIAL INFORMATION

Total financial debt	271.134	263.997	538	524	2,7%

Net Financial debt	55.135	161.660	109	321	-65,9%

Liquidity ratio	1,67	1,58
Financial Debt / Capitalization	0,23	0,27
Net Financial debt / EBITDA	0,22	0,69
(1) Exchange rate as of September 30, 2013: US$1.00 = CLP 504.2

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 19 of 19

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: November 6, 2013